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                                 April 25, 2022

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment No. 7 to
Draft Registration Statement on Form S-1
                                                            Submitted April 14,
2022
                                                            CIK No. 0001861063

       Dear Mr. Weng:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form S-1

       General

   1. We note your response to comment 1. Where you include disclosure in the prospectus relating to
enforceability of civil liabilities, please indicate that the discussion is based on management's assessment
and that the company did not rely on the advice of counsel. In addition, briefly
discuss why management did not rely on the advice of counsel. Please include similar
disclosure in the prospectus where you made revisions in response to comment 5.
 Jie Weng
FirstName   LastNameJie Weng
Aquaron Acquisition   Corp.
Comapany
April       NameAquaron Acquisition Corp.
       25, 2022
April 225, 2022 Page 2
Page
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance